SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐        No      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

FEMSA Announces Third Quarter 2019 Results

Monterrey, Mexico, October 28, 2019 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced today its operational and financial results for the third quarter of 2019.

FINANCIAL HIGHLIGHTS:

•	18.1% income from operations growth (17.7% on an organic[1] basis) at FEMSA Consolidated
•	120 basis points gross margin expansion at FEMSA Comercio’s Proximity Division
•	26.6% revenue growth (6.2% on an organic[1] basis) at FEMSA Comercio’s Health Division
•	50 basis points operating margin expansion at FEMSA Comercio’s Fuel Division
•	21.1% income from operations growth at Coca-Cola FEMSA

FINANCIAL SUMMARY FOR THE THIRD QUARTER AND FIRST NINE MONTHS 2019

Change vs. Comparable Results2

	Revenues		Gross Profit		Income from Operations		Same-Store Sales
	3Q19	YTD19	3Q19	YTD19	3Q19	YTD19	3Q19	YTD19
FEMSA CONSOLIDATED	10.2%	9.1%	12.8%	11.0%	18.1%	10.9%
FEMSA COMERCIO
Proximity Division	10.1%	10.3%	13.7%	15.9%	9.4%	12.4%	5.0%	4.9%
Health Division	26.6%	14.4%	22.7%	11.0%	9.4%	1.4%	(0.7)%	(0.7)%
Fuel Division	1.2%	3.8%	16.8%	24.4%	23.7%	23.9%	(3.9)%	(3.7)%
COCA-COLA FEMSA	10.3%	9.1%	7.1%	7.2%	21.1%	11.1%

Eduardo Padilla, FEMSA’s CEO, commented:

“The third quarter was a positive one on both the operational and strategic fronts. Operationally, we saw solid performances across our business units. OXXO continued to grow at a steady pace in Mexico, and we again saw encouraging data from the international operations. The Health division continued to see a soft patch in Chile but we are quickly making progress in the integration of GPF in Ecuador, while the Fuel division did not add to its number of stations but still managed to deliver encouraging results during the quarter. For its part, Coca-Cola FEMSA saw a resilient consumer environment in Mexico and solid growth in South America, combining to deliver a positive operating performance.

Strategically, we made two important announcements, first on our new joint venture with Raízen in Brazil, and more recently on our investment and joint venture with Jetro Restaurant Depot. These are relevant steps in our quest to deploy capital in high-growth, high-return retail assets, and we are very excited about both opportunities.”

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

2 Comparable Results: Starting on the first quarter of 2019, we adopted the International Financial Reporting Standard 16 – "Leases" ("IFRS 16") across all our business units. The Comparable Results is a set of numbers which estimate the retroactive effect that the adoption of IFRS 16 would have had on FEMSA's 2018 financial results. The performance comparisons expressed in this document will be made relative to the Comparable Results unless stated otherwise.

1

Results are compared to the same period of previous year

femsa consolidateD

FEMSA CONSOLIDATED

3Q19 Financial Summary

(Millions of Ps.)

		Comparable			Reported
	3Q19	3Q18	Var.*	Org.*	3Q18
Revenues	130,470	118,371	10.2%	8.1%	118,371
Income from Operations	12,632	10,699	18.1%	17.7%	9,992
Income from Operations Margin (%)	9.7	9.0	70 bps		8.4
Operative Cash Flow (EBITDA)	19,776	17,632	12.2%	10.7%	15,046
Operative Cash Flow (EBITDA) Margin (%)	15.2	14.9	30 bps		12.7
Net Income	9,613	6,286	52.9%		6,598

*vs. Comparable Results

CONSOLIDATED BALANCE SHEET

(Millions of Ps.)

As of September 30, 2019	Ps.	US$ [3]
Cash	97,851	4,956
Short-term debt	21,406	1,084
Long-term debt [4]	96,310	4,878
Net debt [4]	19,865	1,006

Total revenues increased 10.2% in 3Q19 compared to 3Q18, reflecting growth across all business units. On an organic basis,1 total revenues grew 8.1%.

Gross profit grew 12.8%. Gross margin expanded 90 basis points, mainly driven by strong expansion at FEMSA Comercio’s Proximity and Fuel Divisions, partially offset by a contraction at Coca-Cola FEMSA and FEMSA Comercio’s Health Division.

Income from operations increased 18.1%. On an organic basis,1 income from operations increased 17.7%. Consolidated operating margin increased 70 basis points to 9.7% of total revenues, reflecting margin expansion at Coca-Cola FEMSA and FEMSA Comercio’s Fuel Division. These were partially offset by margin contraction at FEMSA Comercio’s Proximity and Health Divisions.

Income tax was Ps. 3,391 million in 3Q19.

Net consolidated income increased 52.9% to Ps. 9,613 million, driven by the increase in our Income from operations described above, and a non-cash foreign exchange gain related to FEMSA’s U.S. dollar-denominated cash position as impacted by the depreciation of the Mexican peso.

Net majority income was Ps. 2.03 per FEMSA Unit2 and US$1.03 per FEMSA ADS.

Capital expenditures amounted to Ps. 6,776 million, reflecting higher investments at most of our business units.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of September 30, 2019 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

3 The exchange rate published by the Federal Reserve Bank of New York for September 30, 2019 was 19.7420 MXN per USD.

4 Includes the effect of derivative financial instruments on long-term debt.

October 28, 2019	2

FEMSA COMERCIO – Proximity DIVISION

FEMSA COMERCIO – PROXIMITY DIVISION
3Q19 Financial Summary
(Millions of Ps. except same-stores sales)

	Comparable			Reported
	3Q19	3Q18	Var.*	3Q18
Same-store sales (thousands of Ps.)	824	785	5.0%	785
Revenues	48,429	43,967	10.1%	43,967
Income from Operations	4,413	4,034	9.4%	3,610
Income from Operations Margin (%)	9.1	9.2	-10 bps	8.2
Operative Cash Flow (EBITDA)	6,969	6,325	10.2%	4,997
Operative Cash Flow (EBITDA) Margin (%)	14.4	14.4	0 bps	11.4

*vs. Comparable Results

Total revenues increased 10.1% in 3Q19 compared to 3Q18, reflecting the opening of 232 net new OXXO stores in the quarter to reach 1,362 total net new store openings for the last twelve months. As of September 30, 2019, FEMSA Comercio’s Proximity Division had a total of 18,840 OXXO stores. OXXO’s same-store sales increased an average of 5.0%, driven by 6.5% growth in average customer ticket, which was partially offset by a decrease of 1.4% in store traffic.

Gross profit reached 40.0% of total revenues, reflecting: i) sustained growth of the services category including income from financial services; ii) healthy trends in our commercial income activity; and iii) increased and more efficient promotional programs with our key supplier partners.

Income from operations amounted to 9.1% of total revenues. Operating expenses increased 15.0% to Ps. 14,970 million, above revenues, mainly reflecting: i) our continuing initiative to strengthen our compensation structure of key in-store personnel in a tight labor market, including the gradual shift from commission-based store teams to employee-based teams; and ii) higher secure cash handling costs driven by increased volume and higher operational costs. These were partially offset by lower electricity costs as more than half of our stores in Mexico are now being supplied from wind energy.

October 28, 2019	3

FEMSA COMERCIO – HEALTH DIVISION

FEMSA COMERCIO – HEALTH DIVISION
3Q19 Financial Summary
(Millions of Ps. except same-stores sales)
	Comparable				Reported
	3Q19	3Q18	Var.*	Org.*	3Q18
Same-store sales (thousands of Ps.)	1,399	1,410	(0.7)%		1,410
Revenues	15,909	12,562	26.6%	6.2%	12,562
Income from Operations	647	592	9.4%	3.7%	540
Income from Operations Margin (%)	4.1	4.7	-60 bps		4.3
Operative Cash Flow (EBITDA)	1,539	1,277	20.5%	0.9%	789
Operative Cash Flow (EBITDA) Margin (%)	9.7	10.2	-50 bps		6.3
*vs. Comparable Results

Total revenues increased 26.6% in 3Q19 compared to 3Q18. On an organic basis,1 total revenues grew 6.2% reflecting stable trends in Mexico and positive trends in Colombia, that were partially offset by soft trading in Chile and a negative currency translation effect related to the appreciation of the Mexican peso compared to the Chilean and Colombian pesos. As of September 30, 2019, FEMSA Comercio’s Health Division had a total of 3,130 points of sale across our territories. This figure reflects the addition of 69 net new stores in the quarter, to reach 827 total net new store additions for the last twelve months, including the integration of Corporación GPF during the 2Q19. Same-store sales for drugstores decreased an average of 0.7%, reflecting the effects described above.

Gross profit represented 29.4% of total revenues, reflecting; i) new pricing regulations in Colombia; ii) increased promotional activity in Chile; and iii) the consolidation of Corporación GPF. These were partially offset by improved efficiency and more effective collaboration and execution with our key supplier partners in Mexico.

Income from operations amounted to 4.1% of total revenues. Operating expenses increased 25.1% to Ps. 4,029 million, as cost efficiencies and tight expense control across our legacy territories were more than offset by the consolidation of Corporación GPF, which has a relatively higher operating expense structure.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

October 28, 2019	4

FEMSA COMERCIO – FUEL DIVISION

FEMSA COMERCIO – FUEL DIVISION
3Q19 Financial Summary
(Millions of Ps. except same-stations sales)
	Comparable			Reported
	3Q19	3Q18	Var.*	3Q18
Same-station sales (thousands of Ps.)	7,591	7,898	(3.9)%	7,898
Revenues	12,348	12,196	1.2%	12,196
Income from Operations	331	268	23.7%	133
Income from Operations Margin (%)	2.7	2.2	50 bps	1.1
Operative Cash Flow (EBITDA)	551	466	18.2%	175
Operative Cash Flow (EBITDA) Margin (%)	4.5	3.8	70 bps	1.4
*vs. Comparable Results

Total revenues increased 1.2% in 3Q19 compared to 3Q18, reflecting no additions of OXXO GAS stations in the quarter, reaching 22 total net new stations in the last twelve months, representing an increase of 4.2% in total service stations. As of September 30, 2019, FEMSA Comercio’s Fuel Division had a total of 541 OXXO GAS service stations. Same-station sales decreased 3.9%, reflecting a 3.5% growth in the average price per liter, which was offset by a decrease of 7.1% in the average volume.

Gross profit reached 10.0% of total revenues.

Income from operations amounted to 2.7% of total revenues. Operating expenses increased 14.5% to Ps. 907 million, above revenues, reflecting: i) higher wages and improved compensation structures for our in-station personnel aimed at reducing turnover in a tight labor market; and ii) expenses related to the transition into the new OXXO GAS brand image.

October 28, 2019	5

Results are compared to the same period of previous year

femsa consolidated

FEMSA CONSOLIDATED
Financial Summary for the First Nine Months
(Millions of Ps.)
	Comparable				Reported
	2019	2018	Var.*	Org.*	2018
Revenues	374,190	343,038	9.1%	6.8%	343,038
Income from Operations	33,525	30,223	10.9%	9.5%	28,306
Income from Operations Margin (%)	9.0	8.8	20 bps		8.3
Operative Cash Flow (EBITDA)	54,296	49,527	9.6%	7.5%	42,001
Operative Cash Flow (EBITDA) Margin (%)	14.5	14.4	10 bps		12.2
Net Income	21,962	17,678	24.2%		18,593
*vs. Comparable Results

Total revenues increased 9.1%, reflecting solid growth across all business units. On an organic basis,1 total revenues increased 6.8%.

Gross profit increased 11.0%. Gross margin increased 60 basis points to 37.2% of total revenues, reflecting gross margin expansion across FEMSA Comercio’s Proximity and Fuel Divisions, partially offset by a contraction at Coca-Cola FEMSA and FEMSA Comercio’s Health Division.

Income from operations increased 10.9%. On an organic basis,1 it increased 9.5%. Our consolidated operating margin increased 20 basis points to 9.0% of total revenues, reflecting margin expansion at Coca-Cola FEMSA and FEMSA Comercio´s Proximity and Fuel Divisions, partially offset by a contraction at FEMSA Comercio´s Health Division.

Net consolidated income increased 24.2% to Ps. 21,962 million, reflecting the increase in our Income from Operations described above and a decrease of non-cash foreign exchange loss related to FEMSA’s U.S. dollar-denominated cash position as impacted by the appreciation of the Mexican peso.

Net majority income per FEMSA Unit2 was Ps. 4.44 (US$2.25 per ADS).

Capital expenditures amounted to Ps. 16,944 million, reflecting higher investments in most business units.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of September 30, 2019 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

October 28, 2019	6

femsa comercio – PROXIMITY division

FEMSA COMERCIO – PROXIMITY DIVISION
Financial Summary for the First Nine Months
(Millions of Ps. except same-stores sales)
	Comparable				Reported
	2019	2018	Var.*	Org.*	2018
Same-store sales (thousands of Ps.)	792	755	4.9%		755
Revenues	136,870	124,101	10.3%	10.0%	124,101
Income from Operations	11,694	10,403	12.4%	11.4%	9,169
Income from Operations Margin (%)	8.5	8.4	10 bps		7.4
Operative Cash Flow (EBITDA)	19,050	16,943	12.4%	11.2%	13,055
Operative Cash Flow (EBITDA) Margin (%)	13.9	13.7	20 bps		10.5
*vs. Comparable Results

Total revenues increased 10.3%. OXXO’s same-store sales increased an average of 4.9%, driven by a 5.5% increase in average customer ticket and a 0.6% decrease in store traffic. On an organic basis,1 total revenues increased 10.0%.

Gross profit reached 39.5% of total revenues.

Income from operations amounted to 8.5% of total revenues. Operating expenses increased 16.9% to Ps. 42,324 million.

femsa comercio – health division

FEMSA COMERCIO – HEALTH DIVISION
Financial Summary for the First Nine Months
(Millions of Ps. except same-stores sales)
		Comparable			Reported
	2019	2018	Var.*	Org.*	2018
Same-store sales (thousands of Ps.)	1,461	1,472	(0.7)%		1,472
Revenues	43,913	38,396	14.4%	2.8%	38,396
Income from Operations	1,627	1,605	1.4%	(3.5)%	1,454
Income from Operations Margin (%)	3.7	4.2	-50 bps		3.8
Operative Cash Flow (EBITDA)	3,912	3,648	7.2%	(2.0)%	2,206
Operative Cash Flow (EBITDA) Margin (%)	8.9	9.5	-60 bps		5.7
*vs. Comparable Results

Total revenues increased by 14.4%. Same-store sales for drugstores decreased by an average of 0.7%, reflecting positive trends in local currencies in Mexico and Colombia, offset by soft trading in Chile and a negative currency translation effect related to the appreciation of the Mexican peso compared to the Chilean and Colombian pesos in our operations in South America. On an organic basis,1 total revenues increased 2.8%.

Gross profit reached 29.3% of total revenues.

Income from operations amounted to 3.7% of total revenues. Operating expenses increased 12.6% to Ps. 11,251 million.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

October 28, 2019	7

FEMSA COMERCIO – FUEL DIVISION

FEMSA COMERCIO – FUEL DIVISION
Financial Summary for the First Nine Months
(Millions of Ps. except same-stations sales)
	Comparable			Reported
	2019	2018	Var.*	2018
Same-station sales (thousands of Ps.)	7,503	7,790	(3.7)%	7,790
Revenues	35,616	34,300	3.8%	34,300
Income from Operations	922	744	23.9%	352
Income from Operations Margin (%)	2.6	2.2	40 bps	1.0
Operative Cash Flow (EBITDA)	1,634	1,321	23.7%	470
Operative Cash Flow (EBITDA) Margin (%)	4.6	3.9	70 bps	1.4
*vs. Comparable Results

Total revenues increased 3.8%. Same-station sales decreased at an average of 3.7%, reflecting an 8.0% increase in the average price per liter offset by a decrease of 10.8% in the average volume.

Gross profit reached 10.0% of total revenues.

Income from operations amounted to 2.6% of total revenues. Operating expenses increased 24.6% to Ps. 2,640 million.

coca-cola femsa

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting http://www.coca-colafemsa.com

October 28, 2019	8

•	On August 6, 2019, FEMSA announced that it had reached an agreement to enter into a 50-50 Joint Venture with Raízen. Through this agreement, FEMSA Comercio will acquire a 50% interest in Raízen Conveniências. The full Enterprise Value of Raízen Conveniências for the purpose of this transaction is R$1,122 Million, free of any debt or cash, and FEMSA Comercio’s 50% interest is therefore valued at R$561 Million. Raízen itself is a 50-50 Joint Venture between Cosan and Shell. Raízen currently operates more than 6,200 Shell service stations in Brazil, and approximately one thousand of them have a Select brand convenience store today. The stores are franchised or licensed by Raízen to independent operators. The Joint Venture agreement is limited to the convenience store business and excludes the fuel service station operations. The transaction has been approved by the relevant authorities, and it is expected to close during the fourth quarter of 2019.

•	On September 26, 2019, FEMSA announced that it had signed a non-binding Memorandum of Understanding (“MOU”) to acquire a minority stake in privately-held Jetro Restaurant Depot (“JRD”). The MOU also contemplates that FEMSA and JRD will enter into a Joint Venture to take JRD’s business model to Mexico and other Latin American markets. The amount of FEMSA’s investment as per the MOU is US$750 million. The transaction is subject to customary regulatory approvals and is expected to close during the fourth quarter of 2019.

CONFERENCE CALL INFORMATION:
Our Third Quarter 2019 Conference Call will be held on: Monday, October 28, 2019, 11:00 AM Eastern Time (9:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (800) 289 0438; International: +1 (323) 794 2423; Conference Id: 1233207. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.
If you are unable to participate live, the conference call audio will be available on http://ir.FEMSA.com/results.cfm.

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, a public bottler of Coca-Cola products; and in the beer industry, as a shareholder of HEINEKEN, a brewer with operations in over 70 countries. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients. Through its business units, FEMSA has more than 295,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate is sustainability performance.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on September 30, 2019, which was 19.7420 Mexican pesos per US dollar.

October 28, 2019	9

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Eight pages of tables and Coca-Cola FEMSA’s press release to follow

October 28, 2019	10

FEMSA

Consolidated Income Statement

Millions of Pesos

	For the third quarter of:
			Comparable(A)				As Reported
	2019	% of rev.	2018	% of rev.	% Var.	% Org.(B)	2018	% of rev.	% Var.	% Org.(B)
Total revenues	130,470	100.0	118,371	100.0	10.2	8.1	118,371	100.0	10.2	8.1
Cost of sales	81,587	62.5	75,020	63.4	8.8		75,066	63.4	8.7
Gross profit	48,883	37.5	43,351	36.6	12.8		43,305	36.6	12.9
Administrative expenses	5,392	4.1	4,411	3.7	22.2		4,458	3.8	21.0
Selling expenses	30,757	23.6	27,949	23.7	10.0		28,563	24.2	7.7
Other operating expenses (income), net (1)	102	0.1	292	0.2	(65.1)		292	0.2	(65.1)
Income from operations(2)	12,632	9.7	10,699	9.0	18.1	17.7	9,992	8.4	26.4	26.1
Other non-operating expenses (income)	402		391		2.8		391		2.8
Interest expense	3,514		3,402		3.3		2,334		50.6
Interest income	943		748		26.1		748		26.1
Interest expense, net	2,571		2,654		(3.1)		1,586		62.1
Foreign exchange loss (gain)	(1,613)		3,304		(148.8)		3,310		(148.7)
Other financial expenses (income), net.	51		(166)		(130.7)		(166)		(130.7)
Financing expenses, net	1,009		5,792		(82.6)		4,730		(78.7)
Income before income tax and participation in associates results	11,221		4,516		148.4		4,871		130.4
Income tax	3,391		1,741		94.8		1,784		90.1
Participation in associates results(3)	1,783		3,101		(42.5)		3,101		(42.5)
Net income from continuing operations	9,613		5,877		63.6		6,188		55.3
Net income from discontinued operations	-		410		(100.0)		410		(100.0)
Net consolidated income	9,613		6,286		52.9		6,598		45.7
Net majority income	7,274		4,380		66.1		4,693		55.0
Net minority income	2,339		1,906		22.7		1,906		22.7

Operative Cash Flow & CAPEX	2019	% of rev.	2018	% of rev.	% Var.	% Org.(B)	2018	% of rev.	% Var.	% Org.(B)
Income from operations	12,632	9.7	10,699	9.0	18.1	17.7	9,992	8.4	26.4	26.1
Depreciation	6,045	4.6	5,682	4.8	6.4		3,803	3.2	59.0
Amortization & other non-cash charges	1,099	0.9	1,251	1.1	(12.2)		1,251	1.1	(12.2)
Operative Cash Flow (EBITDA)	19,776	15.2	17,632	14.9	12.2	10.7	15,046	12.7	31.4	29.8
CAPEX	6,776		6,650		1.9		6,650		1.9

(A) Unaudited consolidated financial information. For more detail please refer to our Press Release published on april 5th, 2019.

(B) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit - administrative and selling expenses  - other operating expenses (income), net.

(3) Mainly represents the equity method participation in Heineken´s results, net.

October 28, 2019	11

FEMSA

Consolidated Income Statement

Millions of Pesos

	For the nine months of:
			Comparable(A)				As Reported
	2019	% of rev.	2018	% of rev.	% Var.	% Org.(B)	2018	% of rev.	% Var.	% Org.(B)
Total revenues	374,190	100.0	343,038	100.0	9.1	6.8	343,038	100.0	9.1	6.8
Cost of sales	234,806	62.8	217,491	63.4	8.0		217,603	63.4	7.9
Gross profit	139,384	37.2	125,547	36.6	11.0		125,435	36.6	11.1
Administrative expenses	14,871	4.0	12,823	3.7	16.0		12,892	3.8	15.4
Selling expenses	89,549	23.8	81,432	23.8	10.0		83,168	24.2	7.7
Other operating expenses (income), net (1)	1,439	0.4	1,069	0.3	34.6		1,069	0.3	34.6
Income from operations(2)	33,525	9.0	30,223	8.8	10.9	9.5	28,306	8.3	18.4	16.9
Other non-operating expenses (income)	667		995		(33.0)		995		(33.0)
Interest expense	10,458		10,354		1.0		7,152		46.2
Interest income	2,462		2,002		23.0		2,002		23.0
Interest expense, net	7,996		8,352		(4.3)		5,150		55.3
Foreign exchange loss (gain)	270		2,636		(89.8)		2,649		(89.8)
Other financial expenses (income), net.	66		160		(58.8)		160		(58.8)
Financing expenses, net	8,332		11,148		(25.3)		7,959		4.7
Income before income tax and participation in associates results	24,526		18,079		35.7		19,352		26.7
Income tax	7,494		6,141		22.0		6,498		15.3
Participation in associates results(3)	4,930		5,163		(4.5)		5,163		(4.5)
Net income from continuing operations	21,962		17,102		28.4		18,017		21.9
Net income from discontinued operations	-		576		(100.0)		576		(100.0)
Net consolidated income	21,962		17,678		24.2		18,593		18.1
Net majority income	15,896		12,381		28.4		13,230		20.2
Net minority income	6,066		5,297		14.5		5,363		13.1

Operative Cash Flow & CAPEX	2019	% of rev.	2018	% of rev.	% Var.	% Org.(B)	2018	% of rev.	% Var.	% Org.(B)
Income from operations	33,525	9.0	30,223	8.8	10.9	9.5	28,306	8.3	18.4	16.9
Depreciation	17,387	4.6	16,348	4.8	6.4		10,738	3.1	61.9
Amortization & other non-cash charges	3,383	0.9	2,957	0.8	14.4		2,957	0.8	14.4
Operative Cash Flow (EBITDA)	54,296	14.5	49,527	14.4	9.6	7.5	42,001	12.2	29.3	26.8
CAPEX	16,944		16,533		2.5		16,533		2.5

(A) Unaudited consolidated financial information. For more detail please refer to our Press Release published on april 5th, 2019.

(B) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit - administrative and selling expenses  - other operating expenses (income), net.

(3) Mainly represents the equity method participation in Heineken´s results, net.

October 28, 2019	12

FEMSA

Consolidated Balance Sheet

Millions of Pesos

ASSETS	Sep-19	Dic-18	% Inc.
Cash and cash equivalents	97,851	62,047	57.7
Investments	14,661	30,924	(52.6)
Accounts receivable	25,171	28,164	(10.6)
Inventories	36,140	35,686	1.3
Other current assets	23,113	20,786	11.2
Total current assets	196,936	177,607	10.9
Investments in shares	94,181	94,315	(0.1)
Property, plant and equipment, net	111,155	108,602	2.4
Right of use	51,068	-	N.S.
Intangible assets (1)	144,106	145,610	(1.0)
Other assets	42,090	50,247	(16.2)
TOTAL ASSETS	639,536	576,381	11.0

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	3,690	2,436	51.5
Current maturities of long-term debt	17,716	11,238	57.6
Interest payable	1,543	964	60.1
Current maturities of long-term leases	6,268	-	N.S.
Operating liabilities	100,346	86,826	15.6
Total current liabilities	129,563	101,464	27.7
Long-term debt (2)	96,310	108,161	(11.0)
Long-term leases	46,432	-	N.S.
Laboral obligations	4,876	4,699	3.8
Other liabilities	25,409	26,515	(4.2)
Total liabilities	302,590	240,839	25.6
Total stockholders’ equity	336,946	335,542	0.4
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	639,536	576,381	11.0

	September 30, 2019
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	52.8%	8.1%
U.S. Dollars	7.4%	4.6%
Euros	18.5%	1.8%
Colombian pesos	1.3%	5.4%
Argentine pesos	0.1%	65.9%
Brazilian reais	14.8%	8.3%
Chilean pesos	3.9%	4.6%
Uruguayan Pesos	1.1%	9.7%
Total debt	100.0%	6.6%

Fixed rate (2)	88.3%
Variable rate (2)	11.7%

DEBT MATURITY PROFILE	2019	2020	2021	2022	2023	2024+
% of Total Debt	3.8%	10.1%	4.4%	2.2%	22.1%	57.5%

(1) Includes mainly the intangible assets generated by acquisitions.

(2) Includes the effect of derivative financial instruments on long-term debt.

October 28, 2019	13

FEMSA Comercio - Proximity Division

Results of Operations

Millions of Pesos

	For the third quarter of:
			Comparable (A)			As Reported
	2019	% of rev.	2018	% of rev.	% Var.	2018	% of rev.	% Var.
Total revenues	48,429	100.0	43,967	100.0	10.1	43,967	100.0	10.1
Cost of sales	29,046	60.0	26,917	61.2	7.9	26,917	61.2	7.9
Gross profit	19,383	40.0	17,050	38.8	13.7	17,050	38.8	13.7
Administrative expenses	1,189	2.5	1,044	2.4	13.9	1,046	2.4	13.7
Selling expenses	13,710	28.3	11,903	27.0	15.2	12,325	28.0	11.2
Other operating expenses (income), net	71	0.1	69	0.2	2.9	69	0.2	2.9
Income from operations	4,413	9.1	4,034	9.2	9.4	3,610	8.2	22.2
Depreciation	2,392	4.9	2,166	4.9	10.4	1,262	2.9	89.5
Amortization & other non-cash charges	164	0.4	125	0.3	31.2	125	0.3	31.2
Operative cash flow	6,969	14.4	6,325	14.4	10.2	4,997	11.4	39.5
CAPEX	3,003		2,654		13.2	2,654		13.2

Information of OXXO Stores

Total stores	18,840	17,478	7.8
Net new convenience stores:
vs. Last quarter	232	182	27.5
Year-to-date	841	901	(6.7)
Last-twelve-months	1,362	1,430	(4.8)

Same-store data: (1)
Sales (thousands of pesos)	824.0	784.7	5.0
Traffic (thousands of transactions)	22.6	23.0	(1.4)
Ticket (pesos)	36.4	34.2	6.5

FEMSA Comercio - Proximity Division

Results of Operations

Millions of Pesos

	For the nine months of:
			Comparable (A)				As Reported
	2019	% of rev.	2018	% of rev.	% Var.	% Org.(B)	2018	% of rev.	% Var.	% Org.(B)
Total revenues	136,870	100.0	124,101	100.0	10.3	10.0	124,101	100.0	10.3	10.0
Cost of sales	82,852	60.5	77,482	62.4	6.9		77,482	62.4	6.9
Gross profit	54,018	39.5	46,619	37.6	15.9		46,619	37.6	15.9
Administrative expenses	3,272	2.4	2,772	2.2	18.0		2,777	2.2	17.8
Selling expenses	38,858	28.5	33,231	26.8	16.9		34,460	27.8	12.8
Other operating expenses (income), net	194	0.1	213	0.2	(9.0)		213	0.2	(8.9)
Income from operations	11,694	8.5	10,403	8.4	12.4	11.4	9,169	7.4	27.5	26.4
Depreciation	6,909	5.0	6,176	5.0	11.9		3,522	2.8	96.2
Amortization & other non-cash charges	447	0.4	364	0.3	22.9		364	0.3	22.8
Operative cash flow	19,050	13.9	16,943	13.7	12.4	11.2	13,055	10.5	45.9	44.3
CAPEX	7,508		6,525		15.1		6,525		15.1

Information of OXXO Stores

Total stores	18,840	17,478	7.8
Net new convenience stores:
vs. Last quarter	232	182	27.5
Year-to-date	841	901	(6.7)
Last-twelve-months	1,362	1,430	(4.8)

Same-store data: (1)
Sales (thousands of pesos)	792.0	755.1	4.9
Traffic (thousands of transactions)	22.3	22.4	(0.6)
Ticket (pesos)	35.6	33.7	5.5

(A) Unaudited consolidated financial information. For more detail please refer to our Press Release published on april 5th, 2019.

(B) Organic basis (% Org.) Excludes the effects of significant mergers and acquisitions in the last twelve months.

(1) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

October 28, 2019	14

FEMSA Comercio - Health Division

Results of Operations

Millions of Pesos

	For the third quarter of:
			Comparable(A)				As Reported
	2019	% of rev.	2018	% of rev.	% Var.	% Org.(B)	2018	% of rev.	% Var.	% Org.(B)
Total revenues	15,909	100.0	12,562	100.0	26.6	6.2	12,562	100.0	26.6	6.2
Cost of sales	11,233	70.6	8,750	69.7	28.4		8,750	69.7	28.4
Gross profit	4,676	29.4	3,812	30.3	22.7		3,812	30.3	22.7
Administrative expenses	725	4.6	514	4.1	41.1		514	4.1	41.1
Selling expenses	3,253	20.4	2,680	21.3	21.4		2,732	21.7	19.1
Other operating expenses (income), net	51	0.3	26	0.2	96.2		26	0.2	96.2
Income from operations	647	4.1	592	4.7	9.4	3.7	540	4.3	19.8	13.5
Depreciation	817	5.1	605	4.8	34.9		169	1.3	N.S.
Amortization & other non-cash charges	75	0.5	80	0.7	(6.3)		80	0.7	(6.3)
Operative cash flow	1,539	9.7	1,277	10.2	20.5	0.9	789	6.3	95.1	63.3
CAPEX	411		376		9.3		376		9.3

Information of Stores
Total Stores(1)	3,130	2,303	35.9
Net new stores:
vs. Last quarter	69	52	32.7
Year-to-date	769	78	N.S.
Last-twelve-months	827	125	N.S.

Same-store data: (2)
Sales (thousands of pesos)	1,399.2	1,409.6	(0.7)

FEMSA Comercio - Health Division

Results of Operations

Millions of Pesos

	For the nine months of:
			Comparable(A)				As Reported
	2019	% of rev.	2018	% of rev.	% Var.	% Org.(B)	2018	% of rev.	% Var.	% Org.(B)
Total revenues	43,913	100.0	38,396	100.0	14.4	2.8	38,396	100.0	14.4	2.8
Cost of sales	31,035	70.7	26,795	69.8	15.8		26,795	69.8	15.8
Gross profit	12,878	29.3	11,601	30.2	11.0		11,601	30.2	11.0
Administrative expenses	1,965	4.5	1,514	3.9	29.8		1,514	3.9	29.8
Selling expenses	9,181	20.9	8,413	21.9	9.1		8,564	22.3	7.2
Other operating expenses (income), net	105	0.2	69	0.2	52.2		69	0.2	52.2
Income from operations	1,627	3.7	1,605	4.2	1.4	(3.5)	1,454	3.8	11.9	6.6
Depreciation	2,057	4.7	1,791	4.7	14.9		500	1.3	N.S.
Amortization & other non-cash charges	228	0.5	252	0.6	(9.5)		252	0.6	(9.5)
Operative cash flow	3,912	8.9	3,648	9.5	7.2	(2.0)	2,206	5.7	77.3	62.0
CAPEX	1,006		956		5.2		956		5.2

Information of Stores
Total Stores(1)	3,130	2,303	35.9
Net new stores:
vs. Last quarter	69	52	32.7
Year-to-date	769	78	N.S.
Last-twelve-months	827	125	N.S.

Same-store data: (2)
Sales (thousands of pesos)	1,461.4	1,472.2	(0.7)

(A) Unaudited consolidated financial information. For more detail please refer to our Press Release published on april 5th, 2019.

(B) Organic basis (% Org.) Excludes the effects of significant mergers and acquisitions in the last twelve months.

(1) Includes GPF Adquisition

(2) Monthly average information per store, considering same stores with more than twelve months of all the operations of FEMSA Comercio - Health Division.

October 28, 2019	15

FEMSA Comercio - Fuel Division

Results of Operations

Millions of Pesos

	For the third quarter of:
			Comparable (A)			As Reported
	2019	% of rev.	2018	% of rev.	% Var.	2018	% of rev.	% Var.
Total revenues	12,348	100.0	12,196	100.0	1.2	12,196	100.0	1.2
Cost of sales	11,110	90.0	11,136	91.3	(0.2)	11,136	91.3	(0.2)
Gross profit	1,238	10.0	1,060	8.7	16.8	1,060	8.7	16.8
Administrative expenses	60	0.5	42	0.3	44.6	42	0.3	42.9
Selling expenses	848	6.8	750	6.2	13.1	884	7.3	(4.1)
Other operating expenses (income), net	(1)	-	1	-	N.S.	1	-	N.S.
Income from operations	331	2.7	268	2.2	23.7	133	1.1	148.9
Depreciation	215	1.7	193	1.6	11.7	36	0.3	N.S.
Amortization & other non-cash charges	5	0.1	6	-	(16.7)	6	-	(16.7)
Operative cash flow	551	4.5	466	3.8	18.2	175	1.4	N.S.
CAPEX	184		123		49.3	123		49.3

Information of OXXO GAS Service Stations
Total service stations	541	519	4.2
Net new service stations
vs. Last quarter	0	20	(100.0)
Year-to-date	2	67	(97.0)
Last-twelve-months	22	122	(82.0)

Volume (million of liters) total stations	693	711	(2.6)

Same-stations data: (1)
Sales (thousands of pesos)	7,591.3	7,898.2	(3.9)
Volume (thousands of liters)	428.0	460.6	(7.1)
Average price per liter	17.7	17.1	3.5

FEMSA Comercio - Fuel Division

Results of Operations

Millions of Pesos

	For the nine months of:
			Comparable (A)			As Reported
	2019	% of rev.	2018	% of rev.	% Var.	2018	% of rev.	% Var.
Total revenues	35,616	100.0	34,300	100.0	3.8	34,300	100.0	3.8
Cost of sales	32,054	90.0	31,437	91.7	2.0	31,437	91.7	2.0
Gross profit	3,562	10.0	2,863	8.3	24.4	2,863	8.3	24.4
Administrative expenses	151	0.4	153	0.4	(1.0)	154	0.4	(1.9)
Selling expenses	2,420	6.8	1,963	5.7	23.3	2,354	6.9	2.8
Other operating expenses (income), net	69	0.2	3	-	N.S.	3	-	N.S.
Income from operations	922	2.6	744	2.2	23.9	352	1.0	161.9
Depreciation	626	1.8	558	1.6	12.3	99	0.3	N.S.
Amortization & other non-cash charges	86	0.2	19	0.1	N.S.	19	0.1	N.S.
Operative cash flow	1,634	4.6	1,321	3.9	23.7	470	1.4	N.S.
CAPEX	428		316		35.4	316		35.4

Information of OXXO GAS Service Stations
Total service stations	541	519	4.2
Net new service stations
vs. Last quarter	0	20	(100.0)
Year-to-date	2	67	(97.0)
Last-twelve-months	22	122	(82.0)

Volume (million of liters) total stations	2,007	2,093	(4.1)

Same-stations data: (1)
Sales (thousands of pesos)	7,502.9	7,790.4	(3.7)
Volume (thousands of liters)	424.1	475.5	(10.8)
Average price per liter	17.7	16.4	8.0

(A) Unaudited consolidated financial information. For more detail please refer to our Press Release published on april 5th, 2019.

(1) Monthly average information per station, considering same stations with more than twelve months of operations.

October 28, 2019	16

Coca-Cola FEMSA

Results of Operations

Millions of Pesos

	For the third quarter of:
			Comparable (A)			As Reported
	2019	% of rev.	2018	% of rev.	% Var.	2018	% Integral	% Var.
Total revenues	48,699	100.0	44,148	100.0	10.3	44,148	100.0	10.3
Cost of sales	27,032	55.5	23,909	54.2	13.1	23,911	54.2	13.1
Gross profit	21,667	44.5	20,239	45.8	7.1	20,237	45.8	7.1
Administrative expenses	2,138	4.4	2,058	4.7	3.9	2,061	4.7	3.7
Selling expenses	12,564	25.8	12,186	27.5	3.1	12,195	27.5	3.0
Other operating expenses (income), net	(48)	(0.1)	203	0.5	(123.6)	203	0.5	(123.6)
Income from operations	7,013	14.4	5,792	13.1	21.1	5,777	13.1	21.4
Depreciation	2,251	4.6	2,334	5.3	(3.5)	2,190	5.0	2.8
Amortization & other non-cash charges	805	1.7	524	1.2	53.8	524	1.1	53.6
Operative cash flow	10,069	20.7	8,648	19.6	16.4	8,492	19.2	18.6
CAPEX	2,772		3,103		(10.7)	3,103		(10.7)

Sales volumes
(Millions of unit cases)
Mexico and Central America	535.7	63.6	534.1	63.7	0.3
South America	111.2	13.2	120.2	14.3	(7.5)
Brazil	195.2	23.2	184.9	22.0	5.7
Total	842.1	100.0	839.2	100.0	0.3

(A) Unaudited consolidated financial information. For more detail please refer to our Press Release published on april 5th, 2019.

Coca-Cola FEMSA

Results of Operations

Millions of Pesos

	For the nine months of:
			Comparable (A)				As Reported
	2019	% of rev.	2018	% of rev.	% Var.	% Org.(B)	2018	% Integral	% Var.	% Org.(B)
Total revenues	142,504	100.0	130,577	100.0	9.1	6.8	130,577	100.0	9.1	6.8
Cost of sales	78,030	54.8	70,421	53.9	10.8		70,427	53.9	10.8
Gross profit	64,473	45.2	60,156	46.1	7.2		60,150	46.1	7.2
Administrative expenses	6,485	4.6	5,935	4.5	9.3		5,942	4.6	9.1
Selling expenses	37,943	26.5	36,256	27.9	4.7		36,283	27.8	4.6
Other operating expenses (income), net	1,004	0.7	822	0.6	22.1		822	0.6	22.1
Income from operations	19,041	13.4	17,143	13.1	11.1	9.6	17,103	13.1	11.3	9.9
Depreciation	6,699	4.7	6,629	5.1	1.1		6,178	4.7	8.4
Amortization & other non-cash charges	1,986	1.4	1,627	1.3	22.1		1,627	1.3	22.1
Operative cash flow	27,726	19.5	25,400	19.5	9.2	7.2	24,909	19.1	11.3	9.3
CAPEX	6,681		7,120		(6.2)		7,120		(6.2)

Sales volumes
(Millions of unit cases)
Mexico and Central America	1,568.4	63.3	1,561.2	63.7	0.5
South America	320.0	12.9	338.4	13.8	(5.4)
Brazil	590.9	23.8	550.5	22.5	7.4
Total	2,479.3	100.0	2,450.1	100.0	1.2

(A) Unaudited consolidated financial information. For more detail please refer to our Press Release published on april 5th, 2019.

(B) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

October 28, 2019	17

FEMSA

Macroeconomic Information

	Inflation		End-of-period Exchange Rates
	3Q 2019	LTM(1) Sep-19	Sep-19		Dic-18
			Per USD	Per MXN	Per USD	Per MXN
Mexico	0.70%	2.55%	19.64	1.0000	19.68	1.0000
Colombia	0.35%	3.72%	3,462.01	0.0057	3,249.75	0.0061
Brazil	0.29%	3.64%	4.16	4.7153	3.87	5.0797
Argentina	10.07%	54.58%	57.59	0.3410	37.70	0.5221
Chile	0.05%	2.60%	725.68	0.0271	695.69	0.0283
Euro Zone	-0.16%	1.21%	0.91	21.5278	0.87	22.5383

(1) LTM = Last twelve months.

October 28, 2019	18

Coca-Cola FEMSA Announces Results for Third Quarter and First Nine Months of 2019

Mexico City, October 25, 2019, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOF UBL, NYSE: KOF) (“Coca-Cola FEMSA,” “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the third quarter and the first nine months of 2019.

THIRD QUARTER OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Volumes increased in Brazil and Central America, while remaining stable in Mexico; transactions outperformed volumes in Argentina and Brazil.
•	Revenues increased 10.3%, while comparable revenues grew 11.6%. Solid pricing, revenue management initiatives across our operations, volume growth in Brazil and Central America, and extraordinary other operating revenues related to tax reclaims in Brazil were partially offset by unfavorable currency translation effects mainly from the Argentine and Colombian Peso.
•	Operating income increased 21.4%, while comparable operating income increased 22.8%. A favorable price mix, stable raw material prices, operating expense efficiencies, and extraordinary tax effects in Brazil were partially offset by higher concentrate costs and the depreciation of all of our operating currencies as applied to our U.S. dollar-denominated raw material costs.
•	Earnings per share[1] were Ps. 0.24 (Earnings per unit were Ps. 1.92 and per ADS were Ps. 19.17).

FINANCIAL SUMMARY FOR THE THIRD QUARTER AND FIRST NINE MONTHS OF 2019

Change vs. same period of last year

		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		3Q 2019	YTD 2019	3Q 2019	YTD 2019	3Q 2019	YTD 2019	3Q 2019	YTD 2019
	Consolidated	10.3%	9.1%	7.1%	7.2%	21.4%	11.3%	23.3%	23.1%
As Reported (2)	Mexico & Central America	8.0%	9.7%	6.5%	9.5%	9.2%	14.5%
	South America	13.6%	8.4%	7.9%	3.8%	43.9%	6.6%

	Consolidated	11.6%	11.0%	7.6%	8.8%	22.8%	15.6%
Comparable (3)	Mexico & Central America	7.9%	8.2%	6.4%	8.0%	9.1%	13.5%
	South America	17.4%	15.7%	9.9%	10.4%	49.5%	19.4%

John Santa Maria, Coca-Cola FEMSA’s CEO, commented:

“I am encouraged by our positive operating performance across our divisions. In Mexico and Central America, our solid top-line growth was underscored by our resilient Mexico operation—where our affordability, portfolio innovation, and commercial initiatives are enabling us to drive price mix improvements—coupled with solid volume growth in Central America, driven by our improved route to market. In South America, I am pleased by the turnaround of our Brazilian operation, which continues to post solid volume performance, as it builds on two years of continuous growth. This is driven by our relentless focus on our consumers, resulting in market share gains across key categories. In addition, our Colombia operation’s single-serve affordability strategy is gaining traction as we focus on the profitability of our portfolio.

Moreover, we were selected for the Dow Jones Sustainability Emerging Markets Index, reaffirming our commitment and challenging us to continue evolving our sustainability strategy.

As we approach the final stretch of the year, we are encouraged that our fundamental transformation has a long runway, which commits us to working extensively to continue delivering value for all of our stakeholders.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as a KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.
(2)	According to IFRS 5, figures for 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.
(3)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

RECENT DEVELOPMENTS

•	Following a favorable decision from Brazilian tax authorities, Coca-Cola FEMSA has been entitled to reclaim tax payments made in prior years in Brazil, resulting in an extraordinary positive effect on its third-quarter results, affecting mainly other operating revenues and other operating expenses, net. The total net amount of extraordinary tax effects in Brazil in the operating income is Ps. 1,139 million for the period.

•	On October 19, 2019, Coca-Cola FEMSA announced its inclusion in the Dow Jones Sustainability Emerging Markets Index for the seventh consecutive year and its inclusion in the Dow Jones Sustainability MILA Pacific Alliance Index for the third consecutive year, confirming its sustainability commitment and leadership.

•	On November 1, 2019, Coca-Cola FEMSA will pay the second installment of the 2018 dividend approved for Ps. 0.4425 per share (equivalent to Ps. 3.54 per unit).

•	As of November 2019, Maria Dyla Castro, who has served as Investor Relations Director at Coca-Cola FEMSA since October 2016, took on new responsibilities as Director of Global Business Services for the Finance area.
Jorge Collazo, who has been Investor Relations Manager since October 2016 and has worked in the company since 2014, has been appointed the new Head of Investor Relations.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 3Q2019 Results October 25, 2019	Page 20 of 34

CONSOLIDATED THIRD-QUARTER RESULTS

CONSOLIDATED THIRD QUARTER RESULTS

	As Reported (1)			Comparable (2)
Expressed in millions of Mexican pesos	3Q 2019	3Q 2018	Δ%	Δ%
Total revenues	48,699	44,148	10.3%	11.6%
Gross profit	21,667	20,237	7.1%	7.6%
Operating income	7,013	5,777	21.4%	22.8%
Operating cash flow (3)	10,069	8,492	18.6%	21.2%

Volume increased 0.3% to 842.1 million unit cases, driven mainly by 5.6% growth in Brazil, 2.8% growth in Central America, and stable performance in Mexico, partially offset by volume declines in Argentina, Colombia, and Uruguay. On a comparable basis, total volumes increased 1.4%.

Total revenues increased 10.3% to Ps. 48,699 million. This figure includes extraordinary other operating revenues related to an entitlement to reclaim tax payments in Brazil. Our revenues were driven mainly by healthy pricing in Mexico, Brazil, and Colombia, revenue management initiatives across our territories, volume growth in Brazil and Central America, and a favorable mix effect driven by transactions growing ahead of volumes mainly in Brazil. These factors were partially offset by the negative translation effect resulting from the depreciation of the Argentine Peso, the Colombian Peso, the Uruguayan Peso, and the Nicaraguan Cordoba as compared to the Mexican Peso, combined with volume declines in Argentina, Colombia, and Uruguay. On a comparable basis, total revenues would have increased 11.6%.

Gross profit increased 7.1% to Ps. 21,667 million, and gross margin contracted 130 basis points to 44.5%. Lower packaging prices, stable sweetener prices mainly in Brazil, and a favorable currency hedging position in most of our operations were offset by: i) higher concentrate costs in Mexico; ii) higher concentrate costs in Brazil, related to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone; and iii) the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit increased 7.6%.

(1)	According to IFRS 5, figures from 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.
(2)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(3)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q2019 Results October 25, 2019	Page 21 of 34

Operating income increased 21.4% to Ps. 7,013 million, and operating margin expanded 130 basis points to 14.4%. This increase was driven mainly by operating expense efficiencies and tax reclaims in Brazil, partially offset by restructuring severance payments of Ps. 367 million related to our efficiency program and other tax-related provisions. The total net amount of extraordinary tax effects in Brazil this quarter is Ps. 1,139 million. On a comparable basis, operating income increased 22.8%.

Comprehensive financing result recorded an expense of Ps. 1,430 million, compared to an expense of Ps. 1,322 million in the same period of 2018. This increase was driven mainly by a market value loss in financial instruments recognized during the quarter. This effect was partially offset by a reduction in our interest expense, net, as compared to the same period of 2018 and a foreign exchange gain—as our cash exposure in U.S. dollars was positively impacted by the depreciation of the Mexican Peso during the third quarter of 2019.

Income tax as a percentage of income before taxes was 25.9% as compared to 31.4% during the same period of the previous year. This decrease was driven mainly by the increase in the relative weight of our Mexico operation´s profits in our consolidated results, which have a lower tax rate, coupled with certain tax efficiencies across our operations.

Net income attributable to equity holders of the company reached Ps. 4,027 million as compared to Ps. 3,266 million during the same period of the previous year. Earnings per share1 were Ps. 0.24 (Earnings per unit were Ps. 1.92, and earnings per ADS were Ps. 19.17.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as a KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

Coca-Cola FEMSA Reports 3Q2019 Results October 25, 2019	Page 22 of 34

CONSOLIDATED FIRST NINE MONTHS RESULTS

CONSOLIDATED FIRST NINE MONTHS RESULTS

	As Reported (1)			Comparable (2)
Expressed in millions of Mexican pesos	YTD 2019	YTD 2018	Δ%	Δ%
Total revenues	142,504	130,577	9.1%	11.0%
Gross profit	64,473	60,150	7.2%	8.8%
Operating income	19,041	17,103	11.3%	15.6%
Operating cash flow (3)	27,726	24,909	11.3%	14.0%

Volume increased 1.2% to 2,479.3 million unit cases in the first nine months of 2019 as compared to the same period of 2018, driven mainly by solid growth in Brazil and the consolidation of acquired territories in Guatemala and Uruguay, partially offset by volume declines in Argentina, Colombia, and Mexico. On a comparable basis, total volumes increased 0.9%.

Total revenues increased 9.1% to Ps. 142,504 million in the first nine months of 2019 as compared to the same period of 2018. This figure includes extraordinary other operating revenues related to an entitlement to reclaim tax payments in Brazil. Total revenues were driven mainly by healthy pricing, revenue management initiatives across our territories, volume growth in Brazil, the consolidation of recently acquired territories in Guatemala and Uruguay, and a favorable mix effect driven by transactions growing ahead of volumes in Argentina, Brazil, and Central America. These factors were partially offset by the negative translation effect resulting from the depreciation of all of our operating currencies as compared to the Mexican Peso, combined with volume declines in Argentina, Colombia, and Mexico. On a comparable basis, total revenues increased 11.0%.

Gross profit increased 7.2% to Ps. 64,473 million in the first nine months of 2019 as compared to the same period of 2018, and gross margin contracted 90 basis points to 45.2%. More stable sweetener and PET prices were offset by: i) higher concentrate costs in Mexico; ii) higher concentrate costs in Brazil, related to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone; and iii) the depreciation in the average exchange rate of all of our operating currencies as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit increased 8.8%.

(1)	According to IFRS 5, figures from 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.
(2)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(3)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q2019 Results October 25, 2019	Page 23 of 34

Operating income increased 11.3% to Ps. 19,041 million in the first nine months of 2019 as compared to the same period of 2018, and operating margin expanded 30 basis points to 13.4%. This increase was driven mainly by operating expense efficiencies and tax reclaims in Brazil, partially offset by restructuring severance payments of Ps. 1,068 million related to our efficiency program and other tax-related provisions. On a comparable basis, operating income increased 15.6%.

Comprehensive financing result recorded an expense of Ps. 4,566 million during the first nine months of 2019 compared to an expense of Ps. 4,837 million in the same period of 2018. For this period, we had a reduction in our interest expense, net, as compared to the same period of 2018, a foreign exchange loss—as our cash exposure in U.S. dollars was negatively impacted by the appreciation of the Mexican Peso during the first nine months of 2019—and a reduction in other financial expenses.

Income tax as a percentage of income before taxes was 27.4% as compared to 31.2 % during the first nine months of the previous year. This decrease was driven mainly by the increase in the relative weight of our Mexico operation´s profits in our consolidated results, which have a lower tax rate, coupled with certain tax efficiencies across our operations.

Net income attributable to equity holders of the company reached Ps. 10,095 million in the first nine months of 2019 as compared to Ps. 8,201 million during the same period of the previous year. Earnings per share1 were Ps. 0.60 (Earnings per unit were Ps. 4.81, and earnings per ADS were Ps. 48.05.).

(1)	Earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as each KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

Coca-Cola FEMSA Reports 3Q2019 Results October 25, 2019	Page 24 of 34

MEXICO & CENTRAL AMERICA DIVISION THIRD QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported (1)			Comparable (2)
Expressed in millions of Mexican pesos	3Q 2019	3Q 2018	Δ%	Δ%
Total revenues	28,166	26,069	8.0%	7.9%
Gross profit	13,388	12,566	6.5%	6.4%
Operating income	4,095	3,750	9.2%	9.1%
Operating cash flow (3)	5,922	5,402	9.6%	9.5%

Volume increased 0.3% to 535.7 million unit cases, driven by solid volume growth in Guatemala and Costa Rica and stable performance in Mexico, partially offset by volume declines in Nicaragua and Panama.

Total revenues increased 8.0% to Ps. 28,166 million, driven by pricing ahead of inflation in Mexico, coupled with volume growth in Guatemala and Costa Rica and stable volumes in Mexico. These effects were partially offset by volume declines in Nicaragua and Panama and a slightly unfavorable mix driven by volumes outperforming transactions. On a comparable basis, total revenues increased 7.9%.

Gross profit increased 6.5% to Ps. 13,388 million, and gross profit margin contracted 70 basis points to 47.5% driven mainly by our pricing initiatives and lower PET costs. These factors were partially offset by higher concentrate costs in Mexico and an unfavorable currency hedging position. On a comparable basis, gross profit increased 6.4%.

Operating income increased 9.2% to Ps. 4,095 million in the third quarter of 2019, and operating income margin expanded 10 basis points to 14.5% during the period, driven mainly by operating expense efficiencies offset by restructuring severance payments of Ps. 207 million related to our efficiency program. On a comparable basis, operating income increased 9.1%.

(1)	According to IFRS 5, figures from 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.
(2)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(3)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q2019 Results October 25, 2019	Page 25 of 34

SOUTH AMERICA DIVISION THIRD QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported (1)			Comparable (2)
Expressed in millions of Mexican pesos	3Q 2019	3Q 2018	Δ%	Δ%
Total revenues	20,533	18,079	13.6%	17.4%
Gross profit	8,279	7,671	7.9%	9.9%
Operating income	2,918	2,028	43.9%	49.5%
Operating cash flow (3)	4,147	3,090	34.2%	44.4%

Volume increased 0.4% to 306.4 million unit cases, driven by strong volume growth of 5.6% in Brazil, partially offset by volume declines in Argentina, Colombia, and Uruguay. On a comparable basis, volume grew 3.7%.

Total revenues increased 13.6% to Ps. 20,533 million. This figure includes extraordinary other operating revenues related to an entitlement to reclaim tax payments in Brazil. Revenues were driven mainly by strong volume growth in Brazil, pricing ahead of inflation in Brazil, and a favorable mix effect driven by transactions outperforming volumes in Argentina and Brazil. These factors were partially offset by volume contractions in Argentina, Colombia, and Uruguay, coupled with an unfavorable currency translation effect resulting from the depreciation of the Argentine Peso, Colombian Peso, and Uruguayan Peso as compared to the Mexican Peso. On a comparable basis, total revenues increased 17.4%.

Gross profit increased 7.9% to Ps. 8,279 million, and gross profit margin contracted 210 basis points to 40.3%. This is a result of our revenue management initiatives, a favorable currency hedging position, combined with lower PET prices in the division, and lower sweetener prices mainly in Brazil. These factors were partially offset by higher concentrate costs in Brazil related to the reduction of tax credits on concentrate purchased from the Manaus free trade zone, and the depreciation of the average exchange rate of all our local currencies in the division as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit increased 9.9%.

Operating income increased 43.9% to Ps. 2,918 million in the third quarter of 2019, resulting in a margin expansion of 300 basis points to 14.2%. This result includes operating expense efficiencies and tax reclaims in Brazil, partially offset by a decline in Argentina´s top line and restructuring severance payments of Ps. 160 million related to our efficiency program and other tax-related provisions. The total net amount of extraordinary tax effects in Brazil this quarter is Ps. 1,139 million. On a comparable basis, operating income increased 49.5%.

(1)	According to IFRS 5, figures from 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.
(2)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(3)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q2019 Results October 25, 2019	Page 26 of 34

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Operating cash flow is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “Earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as each KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

COMPARABILITY

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, we are including the term “Comparable.” This means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures, including acquisitions made in Guatemala and Uruguay as of May and July 2018, respectively; (ii) translation effects resulting from exchange rate movements; and (iii) the results of hyperinflationary subsidiaries in both periods: Argentina’s results from 2019 and 2018. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability. The relation between our reported and comparable figures is described in the following chart:

*Reported 2018 figures reflect the Philippines as a discontinued operation.

Coca-Cola FEMSA Reports 3Q2019 Results October 25, 2019	Page 27 of 34

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOF UBL | NYSE (ADS), Ticker: KOF | Ratio of KOF UBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 131 brands to a population of more than 257 million. With over 83 thousand employees, the Company markets and sells approximately 3.3 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 275 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollars amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

Coca-Cola FEMSA Reports 3Q2019 Results October 25, 2019	Page 28 of 34

COCA-COLA FEMSA

CONSOLIDATED INCOME STATEMENT

Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2019	% of Rev.	2018 (4)	% of Rev.	Δ% Reported	Δ% Comparable (8)	2019	% of Rev.	2018 (4)	% of Rev.	Δ% Reported	Δ% Comparable (8)
Transactions (million transactions)	5,037.8		4,973.1		1.3%	2.1%	14,888.0		14,539.0		2.4%	1.5%
Volume (million unit cases)	842.1		839.2		0.3%	1.4%	2,479.3		2,450.1		1.2%	0.9%
Average price per unit case	52.09		48.95		6.4%		52.32		49.34		6.0%
Net revenues	47,294		44,012		7.5%		140,571		130,252		7.9%
Other operating revenues	1,404		136		929.6%		1,933		325		494.5%
Total revenues (2)	48,699	100.0%	44,148	100.0%	10.3%	11.6%	142,504	100.0%	130,577	100.0%	9.1%	11.0%
Cost of goods sold	27,032	55.5%	23,911	54.2%	13.0%		78,030	54.8%	70,427	53.9%	10.8%
Gross profit	21,667	44.5%	20,237	45.8%	7.1%	7.6%	64,473	45.2%	60,150	46.1%	7.2%	8.8%
Operating expenses	14,703	30.2%	14,256	32.3%	3.1%		44,429	31.2%	42,225	32.3%	5.2%
Other operative expenses, net	(63)	-0.1%	118	0.3%	NA		895	0.6%	621	0.5%	44.1%
Operative equity method (gain) loss in associates(3)	15	0.0%	85	0.2%	-82.6%		109	0.1%	201	0.2%	-45.6%
Operating income (6)	7,013	14.4%	5,777	13.1%	21.4%	22.8%	19,041	13.4%	17,103	13.1%	11.3%	15.6%
Other non operative expenses, net	2	0.0%	95	0.2%	NA		75	0.1%	216	0.2%	-65.4%
Non Operative equity method (gain) loss in associates (5)	16	0.0%	(34)	-0.1%	NA		(14)	0.0%	(40)	0.0%	NA
Interest expense	1,786		1,834		-2.6%		5,235		5,461		-4.1%
Interest income	365		276		32.3%		907		702		29.3%
Interest expense, net	1,421		1,558		-8.8%		4,328		4,759		-9.1%
Foreign exchange loss (gain)	(38)		(60)		NA		166		(51)		NA
Loss (gain) on monetary position in inflationary subsidiries	(103)		(117)		NA		(78)		(117)		NA
Market value (gain) loss on financial instruments	150		(59)		NA		150		246		NA
Comprehensive financing result	1,430		1,322		8.1%		4,566		4,837		-5.6%
Income before taxes	5,564		4,394		26.6%		14,415		12,091		19.2%
Income taxes	1,439		1,382		4.2%		3,953		3,773		4.8%
Result of discontinued operations	-		410		NA		-		576		NA
Consolidated net income	4,125		3,422		20.5%		10,462		8,894		17.6%
Net income attributable to equity holders of the company	4,027	8.3%	3,266	7.4%	23.3%		10,095	7.1%	8,201	6.3%	23.1%
Non-controlling interest	98	0.2%	156	0.4%	-37.0%		367	0.3%	693	0.5%	-47.0%

Operating Cash Flow & CAPEX	2019	% of Rev.	2018 (4)	% of Rev.	Δ% Reported	Δ% Comparable (8)	2019	% of Rev.	2018 (4)	% of Rev.	Δ% Reported	Δ% Comparable (8)
Operating income (6)	7,013	14.4%	5,777	13.1%	21.4%		19,041	13.4%	17,103	13.1%	11.3%
Depreciation	2,251		2,190		2.8%		6,699		6,178		8.4%
Amortization and other operative non-cash charges	805		524		53.6%		1,986		1,627		22.0%
Operating cash flow (6)(7)	10,069	20.7%	8,492	19.2%	18.6%	21.2%	27,726	19.5%	24,909	19.1%	11.3%	14.0%
CAPEX	2,772		3,103		-10.7		6,681		7,120		-6.2

(1)                      Except volume and average price per unit case figures.

(2)                      Please refer to pages 14 and 15 for revenue breakdown.

(3)                      Includes equity method in Jugos del Valle, Leao Alimentos, and Estrella Azul, among others.

(4)                      According to IFRS 5, figures from 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.

(5)                      Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes, among others.

(6)                      The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(7)                      Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(8)                      Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 3Q2019 Results October 25, 2019	Page 29 of 34

MEXICO & CENTRAL AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2019	% of Rev.	2018	% of Rev.	Δ% Reported	Δ% Comparable (6)	2019	% of Rev.	2018	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,946.3		2,953.8		-0.3%	-0.3%	8,695.3		8,700.0		-0.1%	-1.8%
Volume (million unit cases)	535.7		534.1		0.3%	0.3%	1,568.4		1,561.2		0.5%	-0.8%
Average price per unit case	52.53		48.78		7.7%		52.24		47.85		9.2%
Net revenues	28,144		26,056				81,933		74,708
Other operating revenues	22		13				64		30
Total Revenues (2)	28,166	100.0%	26,069	100.0%	8.0%	7.9%	81,996	100.0%	74,738	100.0%	9.7%	8.2%
Cost of goods sold	14,778	52.5%	13,503	51.8%			42,662	52.0%	38,808	51.9%
Gross profit	13,388	47.5%	12,566	48.2%	6.5%	6.4%	39,334	48.0%	35,930	48.1%	9.5%	8.0%
Operating expenses	8,949	31.8%	8,748	33.6%			26,634	32.5%	25,334	33.9%
Other operative expenses, net	300	1.1%	(31)	-0.1%			834	1.0%	141	0.2%
Operative equity method (gain) loss in associates (3)	45	0.2%	99	0.4%			168	0.2%	243	0.3%
Operating income (4)	4,095	14.5%	3,750	14.4%	9.2%	9.1%	11,698	14.3%	10,212	13.7%	14.5%	13.5%
Depreciation, amortization & other operating non-cash charges	1,827	6.5%	1,653	6.3%			5,281	6.4%	4,900	6.6%
Operating cash flow (4)(5)	5,922	21.0%	5,402	20.7%	9.6%	9.5%	16,979	20.7%	15,112	20.2%	12.4%	11.0%

(1)                      Except volume and average price per unit case figures.

(2)                      Please refer to pages 14 and 15 for revenue breakdown.

(3)                      Includes equity method in Jugos del Valle and Estrella Azul, among others.

(4)                      The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(5)                      Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(6)                      Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2019	% of Rev.	2018	% of Rev.	Δ% Reported	Δ% Comparable (6)	2019	% of Rev.	2018	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,091.4		2,019.3		3.6%	5.9%	6,192.6		5,838.9		6.1%	7.1%
Volume (million unit cases)	306.4		305.1		0.4%	3.7%	910.9		888.9		2.5%	4.5%
Average price per unit case	51.31		49.25		4.2%		52.47		51.96		1.0%
Net revenues	19,151		17,955				58,638		55,544
Other operating revenues	1,382		124				1,869		295
Total Revenues (2)	20,533	100.0%	18,079	100.0%	13.6%	17.4%	60,507	100.0%	55,839	100.0%	8.4%	15.7%
Cost of goods sold	12,254	59.7%	10,408	57.6%			35,369	58.5%	31,619	56.6%
Gross profit	8,279	40.3%	7,671	42.4%	7.9%	9.9%	25,139	41.5%	24,220	43.4%	3.8%	10.4%
Operating expenses	5,754	28.0%	5,507	30.5%			17,794	29.4%	16,891	30.3%
Other operative expenses, net	(363)	-1.8%	150	0.8%			60	0.1%	480	0.9%
Operative equity method (gain) loss in associates (3)	(30)	-0.1%	(14)	-0.1%			(58)	-0.1%	(42)	-0.1%
Operating income (4)	2,918	14.2%	2,028	11.2%	43.9%	49.5%	7,343	12.1%	6,891	12.3%	6.6%	19.4%
Depreciation, amortization & other operating non-cash charges	1,229	6.0%	1,062	5.9%			3,404	5.6%	2,906	5.2%
Operating cash flow (4)(5)	4,147	20.2%	3,090	17.1%	34.2%	44.4%	10,747	17.8%	9,797	17.5%	9.7%	19.6%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to pages 14 and 15 for revenue breakdown.
(3)	Includes equity method in Leao Alimentos and Verde Campo, among others.
(4)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 3Q2019 Results October 25, 2019	Page 30 of 34

COCA-COLA FEMSA

CONSOLIDATED BALANCE SHEET

Millions of Pesos

	Sep-19	Dec-18	% Var.
Assets
Current Assets

Cash, cash equivalents and marketable securities	30,230	23,727	27%
Total accounts receivable	10,951	14,847	-26%
Inventories	9,658	10,051	-4%
Other current assets	11,170	8,865	26%
Total current assets	62,008	57,490	8%
Non-Current Assets
Property, plant and equipment	106,184	106,259	0%
Accumulated depreciation	(46,779)	(44,316)	6%
Total property, plant and equipment, net	59,406	61,942	-4%
Right of use assets	1,357	-	NA
Investment in shares	10,587	10,518	1%
Intangible assets and other assets	112,464	116,804	-4%
Other non-current assets	16,875	17,033	-1%
Total Assets	262,697	263,788	-0.4%

	Sep-19	Dec-18	% Var.
Liabilities & Equity
Current Liabilities
Short-term bank loans and notes payable	16,699	11,604	44%
Suppliers	17,712	19,746	-10%
Short-term leasing Liabilities	471	-
Other current liabilities	21,405	14,174	51%
Total current liabilities	56,286	45,524	24%
Non-Current Liabilities
Long-term bank loans and notes payable	59,834	70,201	-15%
Long Term Leasing Liabilities	913	-
Other long-term liabilities	15,964	16,313	-2%
Total liabilities	132,997	132,037	1%
Equity
Non-controlling interest	6,659	6,807	-2%
Total controlling interest	123,041	124,943	-2%
Total equity	129,700	131,750	-2%
Total Liabilities and Equity	262,697	263,788	-0.4%

	September 30, 2019
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate
Currency
Mexican Pesos	64.2%	26.5%	8.4%
U.S. Dollars	9.2%	0.0%	3.9%
Colombian Pesos	1.6%	100.0%	5.2%
Brazilian Reals	23.0%	1.9%	8.3%
Uruguayan Pesos	1.8%	0.0%	9.7%
Argentine Pesos	0.2%	20.0%	65.9%
Total Debt	100%	12.2%	8.1%

(1) After giving effect to cross- currency swaps.

(2) Calculated by weighting each year´s outstanding debt balance mix.

Financial Ratios	LTM 2019	FY 2018	Δ%
Net debt including effect of hedges (1)(3)	44,455	56,934	-6.5%
Net debt including effect of hedges / Operating cash flow (1)(3)	1.17	1.61
Operating cash flow/ Interest expense, net (1)	6.41	5.40
Capitalization (2)	40.4%	40.5%

(1) Net debt = total debt - cash

(2) Total debt / (long-term debt + shareholders' equity)

(3) After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 3Q2019 Results October 25, 2019	Page 31 of 34

COCA-COLA FEMSA

QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume

	3Q 2019					3Q 2018 (3)					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	351.8	23.3	72.8	29.6	477.5	349.1	25.9	72.0	30.6	477.6	0.0%
Central America	50.1	2.9	0.1	5.1	58.2	48.4	2.7	0.1	5.3	56.6	2.8%
Mexico and Central America	401.9	26.2	73.0	34.6	535.7	397.5	28.6	72.1	35.9	534.1	0.3%
Colombia	53.4	6.6	5.0	3.9	68.9	53.3	6.7	5.1	4.4	69.5	-0.8%
Brazil	170.3	11.2	1.8	11.9	195.2	162.3	10.0	1.6	11.0	184.9	5.6%
Argentina	26.7	3.2	0.9	2.2	33.0	34.1	3.9	0.9	2.5	41.4	-20.2%
Uruguay	8.5	0.7	-	0.1	9.3	8.7	0.6	-	0.0	9.4	-0.8%
South America	258.9	21.7	7.8	18.0	306.4	258.4	21.1	7.6	18.0	305.1	0.4%
TOTAL	660.8	47.9	80.7	52.7	842.1	656.0	49.7	79.7	53.8	839.2	0.3%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.

(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions

	3Q 2019				3Q 2018 (3)				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	2,061.0	150.6	249.2	2,460.9	2,042.4	192.6	242.2	2,477.2	-0.7%
Central America	404.1	22.7	58.7	485.4	393.0	20.9	62.7	476.6	1.8%
Mexico and Central America	2,465.1	173.3	307.9	2,946.3	2,435.5	213.5	304.9	2,953.8	-0.3%
Colombia	385.7	87.2	43.4	516.3	384.9	95.3	46.8	526.9	-2.0%
Brazil	1,114.1	100.6	126.6	1,341.2	1,019.2	89.5	114.6	1,223.4	9.6%
Argentina	150.2	20.3	16.2	186.7	180.6	21.9	18.8	221.4	-15.7%
Uruguay	43.2	3.0	0.9	47.2	44.3	2.7	0.6	47.6	-0.8%
South America	1,693.2	211.1	187.1	2,091.4	1,629.0	209.5	180.8	2,019.3	3.6%
TOTAL	4,158.3	384.4	495.1	5,037.8	4,064.5	423.0	485.7	4,973.1	1.3%

Revenues

Expressed in million Mexican Pesos	3Q 2019	3Q 2018 (3)	Δ %
Mexico	23,702	21,909	8.2%
Central America	4,464	4,160	7.3%
Mexico and Central America	28,166	26,069	8.0%
Colombia	3,479	3,697	-5.9%
Brazil (4)	14,808	11,924	24.2%
Argentina	1,484	1,671	-11.2%
Uruguay	762	788	-3.3%
South America	20,533	18,079	13.6%
TOTAL	48,699	44,148	10.3%

(3) Volume, transactions and revenues for 3Q 2018 are re-presented excluding the Philippines.

(4) Brazil includes beer revenues of Ps.3,428.3 million for the third quarter of 2019 and Ps. 2,928.8 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 3Q2019 Results October 25, 2019	Page 32 of 34

COCA-COLA FEMSA

YTD - VOLUME, TRANSACTIONS & REVENUES

Volume

	YTD 2019					YTD 2018 (3)					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ%
Mexico	1,013.4	73.5	216.5	90.2	1,393.6	1,020.1	80.1	214.8	91.2	1,406.2	-0.9%
Central America	149.7	9.1	0.5	15.6	174.8	130.8	8.3	0.5	15.5	155.0	12.8%
Mexico and Central America	1,163.1	82.6	216.9	105.8	1,568.4	1,150.9	88.4	215.3	106.7	1,561.2	0.5%
Colombia	147.7	18.7	14.4	10.7	191.4	151.0	19.4	14.9	12.7	197.9	-3.3%
Brazil	513.4	35.7	5.7	36.0	590.9	481.7	31.6	5.2	31.9	550.5	7.3%
Argentina	79.6	10.1	2.8	6.7	99.3	105.9	12.8	3.4	9.0	131.1	-24.2%
Uruguay	26.7	2.3	-	0.2	29.3	8.7	0.6	-	0.0	9.4	212.0%
South America	767.3	66.9	23.0	53.7	910.9	747.3	64.5	23.5	53.7	888.9	2.5%
TOTAL	1,930.4	149.5	239.9	159.5	2,479.3	1,898.1	152.8	238.8	160.4	2,450.1	1.2%

(1) Excludes water presentations larger than 5.0 Lt; includes flavored water.

(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions

	YTD 2019				YTD 2018 (3)				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	6,001.1	544.4	698.3	7,243.8	6,083.7	586.7	733.7	7,404.1	-2.2%
Central America	1,201.3	70.4	179.8	1,451.5	1,048.6	60.5	186.7	1,295.9	12.0%
Mexico and Central America	7,202.4	614.8	878.1	8,695.3	7,132.3	647.3	920.5	8,700.0	-0.1%
Colombia	1,071.9	249.8	116.9	1,438.6	1,107.2	262.9	137.1	1,507.3	-4.6%
Brazil	3,342.8	317.0	374.1	4,033.8	2,979.5	280.1	338.0	3,597.6	12.1%
Argentina	457.6	63.3	49.5	570.4	554.5	69.9	62.1	686.5	-16.9%
Uruguay	137.1	10.3	2.5	149.8	44.3	2.7	0.6	47.6	214.7%
South America	5,009.4	640.3	542.9	6,192.6	4,685.6	615.7	537.7	5,838.9	6.1%
TOTAL	12,211.8	1,255.2	1,421.0	14,888.0	11,817.9	1,262.9	1,458.2	14,539.0	2.4%

Revenues

Expressed in million Mexican Pesos	YTD 2019	YTD 2018 (3)	Δ %
Mexico	68,750	63,430	8.4%
Central America	13,246	11,308	17.1%
Mexico and Central America	81,996	74,738	9.7%
Colombia	9,888	10,790	-8.4%
Brazil (4)	43,586	39,090	11.5%
Argentina	4,619	5,172	-10.7%
Uruguay	2,415	788	206.6%
South America	60,507	55,839	8.4%
TOTAL	142,504	130,577	9.1%

(3) Volume, transactions and revenues for Year to date are re-presented excluding the Philippines.

(4) Brazil includes beer revenues of Ps. 10,848.2 million for the first nine months of 2019 and Ps. 9,357.9 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 3Q2019 Results October 25, 2019	Page 33 of 34

COCA-COLA FEMSA

MACROECONOMIC INFORMATION

Inflation (1)
	LTM	3Q19	YTD
Mexico	2.55%	0.70%	0.61%
Colombia	3.72%	0.35%	3.12%
Brazil	3.64%	0.29%	2.65%
Argentina	54.58%	10.07%	35.18%
Costa Rica	2.82%	0.68%	1.50%
Panama	-0.94%	-0.74%	-0.06%
Guatemala	1.67%	-1.22%	1.34%
Nicaragua	6.52%	-0.39%	4.00%
Uruguay	7.99%	2.80%	7.95%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)

	Quarterly Exchange Rate (Local Currency per USD)			Quarterly Exchange Rate (Local Currency per USD)
	3Q19	3Q18	Δ %	YTD 19	YTD 18	Δ %
Mexico	19.42	18.98	2.3%	19.25	19.04	1.1%
Colombia	3,339.68	2,960.28	12.8%	3,237.95	2,886.98	12.2%
Brazil	3.97	3.96	0.4%	3.89	3.60	7.9%
Argentina	50.53	32.09	57.5%	44.53	25.11	77.4%
Costa Rica	577.77	574.59	0.6%	594.57	571.86	4.0%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.68	7.55	1.8%	7.69	7.45	3.2%
Nicaragua	33.33	31.74	5.0%	32.93	31.36	5.0%
Uruguay	35.82	31.78	12.7%	34.50	30.10	14.6%

End-of-period Exchange Rates

	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Sep-19	Sep-18	Δ %	Jun-19	Jun-18	Δ %
Mexico	19.64	18.81	4.4%	19.17	19.86	-3.5%
Colombia	3,462.01	2,972.18	16.5%	3,205.67	2,930.80	9.4%
Brazil	4.16	4.00	4.0%	3.83	3.86	-0.6%
Argentina	57.59	41.25	39.6%	42.46	28.85	47.2%
Costa Rica	583.88	585.80	-0.3%	583.64	570.08	2.4%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.74	7.70	0.4%	7.71	7.49	2.9%
Nicaragua	33.53	31.94	5.0%	33.12	31.55	5.0%
Uruguay	36.94	33.21	11.2%	32.39	28.76	12.6%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 3Q2019 Results October 25, 2019	Page 34 of 34

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

	By:	/s/ Gerardo Estrada Attolini
Gerardo Estrada Attolini
Director of Corporate Finance

Date: October 28, 2019